

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 15, 2016

Via E-mail
Mr. Michel St-Pierre
Principal Financial Officer
Next Galaxy Corp.
1680 Michigan Avenue
Suite 700
Miami Beach, FL 33139

> **Re: Next Galaxy Corp.**
> **Form 10-K and 10-K/A for the fiscal year ended May 31, 2015**
> **Filed September 15, 2015 and September 28, 2015**
> **File No. 0-54093**

Dear Mr. St-Pierre:

We issued comments to you on the above captioned filing on February 19, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 29, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Isaac Esquivel, Staff Accountant at (202) 551-3395 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities